                             SEC FILE NUMBER 0-21782

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2004

                       FLETCHER CHALLENGE FORESTS LIMITED
--------------------------------------------------------------------------------

                 (Translation of Registrant's Name Into English)

              8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F    A    Form 40-F

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes          No     A

      (If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

      THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENTS ON FORMS F-3 (NOS. 333- 6526, 333- 8932 AND 333- 12726) AND S-8 (FILE NO. 33- 97728) OF
      FLETCHER CHALLENGE FORESTS LIMITED AND CERTAIN OF ITS SUBSIDIARIES AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date   April 8, 2004                   FLETCHER CHALLENGE FORESTS LIMITED
                                       ----------------------------------

                                       P M GILLARD
                                       SECRETARY

[TENON LOGO]                                          News Release

TO:          THE BUSINESS EDITOR
From:        Paul Gillard , Director, Corporate & Legal Services, Tenon Limited
             Telephone:         64-9-571 9846
             Fax:               64-9-571 9872

Please note: If you do not receive 2 page(s) including this page, or if any page is not readable, please call the sender immediately on telephone 64-9-571 9808.

Information on Tenon Limited can be found at http://www.tenon.co.nz.

  STOCK EXCHANGE LISTINGS: NEW ZEALAND (TEN), AUSTRALIA (TNN) & NEW YORK (FFS).
================================================================================

       Tenon Expects Continuing Businesses to Exceed Financial Projections


Auckland, 8 April 2004 - Tenon announced today that the earnings of its continuing processing, marketing and distribution businesses for the year to 30 June 2004 were expected to exceed the projection contained in the explanatory memorandum in connection with the forest sale, which was forwarded to shareholders earlier this year. The major contributor to this change is the price recovery of one of the Company's major exports to the United States, Moulding and Better lumber, which has moved off the cyclical lows reached in June 2003.

Tenon now projects earnings before interest, tax, depreciation and amortisation ("EBITDA") for the continuing operations to be in the range of NZ$58-$60m, inclusive of the attributed realised foreign exchange gains of approximately NZ$7m announced last month, compared to the NZ$45m projection in the explanatory memorandum.

Net profit after tax for the continuing operations for the same period, inclusive of the NZ$7m foreign exchange gains, is now projected to be approximately NZ$32m, compared to the NZ$21 million projection in the explanatory memorandum. Operating cash flow is also expected to exceed projection although not by the same magnitude, as business growth is resulting in increased working capital requirements.

The net result after accounting for the discontinued forest segment trading result and the loss on sale of the forest assets is expected to be a net loss of approximately NZ$33m.

Commenting on the earnings upgrade, Chief Executive Officer John Dell said, "notwithstanding the higher New Zealand dollar, the continuing business of Tenon has performed above expectation during the first quarter of the 2004 calendar year. In addition, the price for Moulding and Better lumber is now US$1,240 per thousand board feet which is significantly higher than the December 2003 level of US$1,050 per thousand board feet assumed in the earnings projection contained in the explanatory memorandum. This price increase, together with the continuing sound performance from the Company's separate United States distribution businesses, has more than offset the impact of the stronger New Zealand dollar.

The structural consumer solutions business that primarily services New Zealand continues to enjoy robust demand. However, as a result of the high New Zealand dollar, competition has been refocused into the New Zealand market, which is likely to reduce earnings for this business segment to slightly below the projection for the period to 30 June 2004."


FORWARD LOOKING STATEMENTS: There are statements included in this release which are "forward-looking statements" as defined in the U.S. Private Securities Litigation Reform Act of 1995, and they are included herein in reliance upon the safe harbours created by that Act. As forward-looking statements are predictive in nature, they are subject to a number of risks and uncertainties relating to Tenon Limited, its operations, the markets in which it competes and other factors (some of which are beyond the control of Tenon Limited.



Ends

[TENON LOGO]                                                  News Release

TO:          THE BUSINESS EDITOR
From:        John Dell, Chief Executive - Tenon Limited
             Telephone:         Mobile: 021 345 877
             Fax:               64-9-571 9870

Please note: If you do not receive 2 page(s) including this page, or if any page is not readable, please call the sender immediately on telephone 64-9-571 9808.

Information on Tenon Limited can be found at http://www.tenon.co.nz.


  STOCK EXCHANGE LISTINGS: NEW ZEALAND (TEN), AUSTRALIA (TNN) & NEW YORK (FFS).

================================================================================

 Tenon Limited receives Partial Takeover Intention Notice from Rubicon
                                Forests Limited


Auckland, 8 April 2004 - Tenon Limited advises that it has today received notice from Rubicon Forests Limited ("Rubicon") of an intention to make a partial takeover offer.

Until the independent directors of Tenon make a formal recommendation to shareholders, shareholders are strongly advised not to take any action in relation to the notice of intention from Rubicon.

Rubicon intends offering NZ$1.85 per share for Tenon shares, which are currently trading at NZ$1.82, with the objective of taking Rubicon's existing 19.997% shareholding in Tenon to 50.01%.

Shareholders should note that the price offered for the Company's shares amounts to a very small margin of only 2% over the market closing price today, and is only for 30.013% of the Company's shares. In addition, prior to receipt of the notice from Rubicon, the Company announced to the market earlier today an increase in its projected earnings for the current year.

It should also be noted that in late March, the Company made a capital return and cancelled half the then existing shares in the Company. The price intended to be offered by Rubicon equates to a share price prior to the capital return and share cancellation, of NZ$1.55.

This matter will be dealt with by the independent directors of the Company, and Tenon directors Michael Andrews and Luke Moriarty, respectively chairman and chief executive of Rubicon, will not participate in that process.



ENDS